03015470

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golf Host Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36750 US Hwy 19 N
(No. and Street)

Palm Harbor, Florida 34684
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Bengivengo, President (727) 942-5210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

N/A
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominic Bengivengo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golf Host Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA R. AMES
MY COMMISSION # CC 841670
EXPIRES: September 26, 2003
Bonded Thru Notary Public Underwriters

Signature

President
Title

Cynthia R. Ames
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLF HOST SECURITIES, INC.

BALANCE SHEETS

	AS OF 12/31/2002	AS OF 12/31/2001
CURRENT ASSETS		
CASH	214,137.37	115,141.01
PREPAID EXPENSES & OTHER	4,358.75	13,360.49
TOTAL CURRENT ASSETS	218,496.12	128,501.50
LONG TERM INVESTMENTS	3,300.00	(100,173.00)
EQUIPMENT, AT COST, LESS ACCUMULATED DEPRECIATION	3,277.51	4,917.51
	225,073.63	33,246.01
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	.00	950.61
ACCRUED EXPENSES	12,109.16	12,035.71
INTERCOMPANY	113,733.36	34,343.93
TOTAL CURRENT LIABILITIES	125,842.52	47,330.25
SHAREHOLDER'S INVESTMENT		
COMMON STOCK, $1 PAR VALUE, 5,000 SHARES AUTHORIZED 1,000 SHARES ISSUED & OUTSTANDING	1,000.00	1,000.00
PAID IN CAPITAL	110,000.00	110,000.00
EQUITY INVESTMENT 300 SHARES	.00	(103,473.00)
RETAINED EARNINGS	(21,611.24)	48,050.13
CURRENT YEAR NET INCOME/(LOSS)	9,842.35	(69,661.37)
TOTAL SHAREHOLDER'S INVEST	99,231.11	(14,084.24)
	225,073.63	33,246.01

GOLF HOST SECURITIES, INC.

ANALYSIS OF BALANCE SHEETS

	AS OF 12/31/2002	AS OF 12/31/2001
CASH		
FUNB - ESCROW	314.13	314.13
CASH - BARNETT BANK ESCROW	178.76	182.62
CASH - FUNB	213,644.48	114,644.26
	214,137.37	115,141.01
ACCOUNTS & NOTES RECEIVABLE		
	.00	.00
PREPAID & OTHER EXPENSES		
PREPAID MARKETING	4,358.75	13,360.49
TOTAL	4,358.75	13,360.49
EQUIPMENT		
EQUIPMENT	8,742.88	8,742.88
ACCUMULATED DEPRECIATION	(5,465.37)	(3,825.37)
TOTAL	3,277.51	4,917.51
ACCRUED EXPENSES		
USE TAX	.70	.70
AUDIT FEES	3,000.00	2,000.00
VACATION PROVISION	9,116.85	10,035.01
OTHER EXPENSES	(8.39)	.00
TOTAL	12,109.16	12,035.71

GOLF HOST SECURITIES, INC.

STATEMENTS OF INCOME
FOR PERIOD ENDING 12/31/2002

CURRENT MONTH THIS YEAR	CURRENT MONTH PLAN 03 2002	CURRENT MONTH YR ENDING 2001		YEAR-TO-DATE THIS YEAR	YEAR-TO-DATE PLAN 03 2002	YEAR-TO-DATE YR ENDING 2001
			REVENUE			
32,813	0	27,163	COMMISSION	280,067	0	186,972
32,813	0	27,163	TOTAL	280,067	0	186,972
			COSTS & OPERATING EXPS			
			PAYROLL & RELATED			
4,770	0	3,394	SALES COMMISSIONS	40,072	0	36,873
(4,950)	0	(4,950)	MANAGEMENT S & W	42,900	0	42,886
0	0	513	ADVERTISING	697	0	838
5,330	0	6,604	SECRETARIAL SAL	71,969	0	60,459
0	0	0	COMPUTER PROGRAMMING	916	0	1,000
2,882	0	3,407	LABOR RELATED	29,982	0	42,010
540	0	593	VACATION PROVISION	(918)	0	1,545
8,572	0	9,561	TOTAL	185,618	0	185,610
			SELLING EXPENSES			
0	0	203	OTHER EXPENSES	1,898	0	164
0	0	900	RENT & ADMIN SUPPORT	0	0	0
231	0	323	OFFICE SUPPLIES	7,290	0	4,324
0	0	914	DUES & SUBSCRIPTIONS	2,244	0	2,049
0	0	0	ESCROW FEES	1,000	0	1,000
63	0	288	POSTAGE & FREIGHT	9,618	0	2,780
206	0	20	TELEPHONE	3,634	0	4,850
503	0	1,319	ADV. DIRECT MAIL	13,697	0	11,303
0	0	0	ADV. CREAT & COLL	49	0	3,844
460	0	905	PUBLIC REL. ON SITE	7,338	0	15,369
564	0	465	AUTO & EQUIP RENT	6,513	0	6,200
0	0	0	TRAVEL & ENTER	627	0	599
391	0	905	NON-DEDUCT M & E	4,204	0	2,002
0	0	700	EXECUTIVE DISABIL	0	0	1,167
2,417	0	6,942	TOTAL	58,112	0	55,652
			GENERAL & ADMIN			
901	0	0	SECURITIES FEES	1,101	0	900
5,122	0	1,000	EXECUTIVE SVCS-GHI	16,522	0	12,200
820	0	820	DEPRECIATION	1,640	0	820
1,000	0	0	AUDIT FEES	1,000	0	(1,376)
0	0	0	LEGAL FEES	600	0	0
388	0	0	INSURANCE	5,631	0	2,833
8,231	0	1,820	TOTAL	26,494	0	15,377
19,221	0	18,323	TOTAL OPERATING EXPS	270,224	0	256,640
13,592	0	8,840	OPERATING INCOME/(LOSS)	9,842	0	(69,668)

GOLF HOST SECURITIES, INC.

STATEMENTS OF INCOME
FOR PERIOD ENDING 12/31/2002

CURRENT MONTH THIS YEAR	CURRENT MONTH PLAN 03 2002	CURRENT MONTH YR ENDING 2001		YEAR-TO-DATE THIS YEAR	YEAR-TO-DATE PLAN 03 2002	YEAR-TO-DATE YR ENDING 2001
			INTEREST, NET			
0	0	0	INTEREST INCOME	0	0	(6)
0	0	0	TOTAL	0	0	(6)
13,592	0	8,840	INCOME/(LOSS) BEF TAXES	9,842	0	(69,661)
			PARENT INCOME TAX CHGS			
0	0	0	TOTAL	0	0	0
13,592	0	8,840	NET INCOME/(LOSS)	9,842	0	(69,661)

11163

C L

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

March 25, 1988

Mr. Richard L. Akin
Assistant Treasurer
Golf Hosts, Inc.
Post Office Drawer 1088
Tarpon Springs, Florida 34688-1088

Dear Mr. Akin:

This is in response to your August 31, 1987 letter wherein you requested a review of the Division of Market Regulation's (the "Division") view that an exemption from filing audited annual financials, as required by paragraph (d) of Rule 17a-5 of the Securities and Exchange Act of 1934 (the "Act") (17 C.F.R. §240.17a-5), was unavailable to Golf Hosts Securities, Inc. ("Securities").

I understand the pertinent facts to be as follows: Golf Hosts, Inc. ("Golf Hosts") is the parent company of both Golf Host Resorts, Inc. ("Resorts") and Securities. Resorts owns and operates Innisbrook Resort and Golf Club in Tarpon Springs, Florida ("Innisbrook") and Tamarron Inn & Golf Club in Durango, Colorado ("Tamarron"). Securities is a registered broker-dealer. Securities acts as a broker (agent) for Innisbrook and Tamarron in soliciting subscriptions for securities. As of February 20, 1987, Innisbrook was merged with and into Tamarron. On March 1, 1988, Golf Hosts Securities, Inc. filed its audited report of financial statements, as required by paragraph (d) of Rule 17a-5, for the calendar year ending December 31, 1987.

Securities is required, pursuant to the provisions of paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. Such report must be as of the same fixed or determinable date each year unless a change is approved by the Commission. Securities chose December 31 as its audit date; therefore, Securities was required to prepare a certified annual report as of December 31, 1987.

Received Golf H

MAR 30 1988

In light of Securities having filed its audited annual report for the 1987 calendar year, Securities no longer needs exemptive relief from that requirement. With regards to the requirement that Securities file certified financials in 1988, it would appear that due to the merger of Innisbrook and Tamarron, Securities' business is now limited to acting as a broker (agent) for a single issuer.

It is the view of the Division that the exemption provided in paragraph (e) of Rule 17a-5 is available only to a broker or dealer whose securities business has been limited, since the date of the previous financial statements or report filed pursuant to Rule 15b1-2 (17 C.F.R. §240.15b1-2) under the Act, to acting as a broker (agent) for a single issuer. On the basis of your August 31, 1987 letter, subsequent correspondence, and the above facts and representatives, it would appear that Securities would qualify for the exemption from filing audited financial as is provided in Rule 17a-5(e)(1)(i)(A) (17 C.F.R. §240.17a-5(e)(1)(i)(A)) of the Act.

Sincerely,

K. Susan Grafton

K. Susan Grafton
Staff Attorney

cc: Kenneth Newman
Atlanta Regional Office

Elizabeth Wollin - Automated Reports
National Association of Securities Dealers, Inc.